FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2012
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: M A Ramphele (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , C A Carolus, R Dañino*, A R Hill ≠,
D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea † , G M Wilson
† British, ≠ Canadian, # Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel           +27 11 562 9775
Mobile       +27 82 971 9238 (SA)
Mobile       +1 857 241 7127 (USA)
email         Willie.Jacobsz@
                goldfields.co.za
Remmy Kawala
Tel           +27 11 562 9844
Mobile      +27 82 312 8692
email       Remmy.Kawala@
              goldfields.co.za
Media Enquiries

Sven Lunsche
Tel          +27 11 562 9763
Mobile      +27 83 260 9279
email       Sven.Lunsche@
               goldfields.co.za
MEDIA RELEASE
KDC WEST EMBARKS ON AN UNLAWFUL AND
UNPROTECTED STRIKE
Johannesburg, 10 September 2012. Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI) regrets to announce that employees of the West Section of the KDC Gold Mine (KDC West, formerly
Driefontein) on the West Rand in South Africa have been engaging in an unlawful and unprotected strike since the start of the night shift last night, Sunday, 9 September 2012. The strike continued into the morning shift today.
Approximately 15,000 employees are participating in the strike and all production at KDC West has been suspended as a result.
The senior leadership of Gold Fields' South Africa Region and KDC are on the mine engaging with the striking employees, the various Unions and other structures, with a view to finding a speedy and peaceful resolution to the unlawful strike.
Peter Turner, Executive Vice President and Head of Gold Fields' South
Africa Region, said: "At this stage the reason for the strike remains unclear but we hope to gain clarity as soon as possible. The situation on the mine has been calm and peaceful since the start of the strike and we appeal to all stakeholders to continue to act with restraint and to engage in good faith. It is important that we restore normality in a peaceful manner and as soon as possible."
The company will today apply for an urgent interdict to bring the unlawful and unprotected strike to an end.
Investor Enquiries:
Willie Jacobsz
Senior Vice President
Head of Investor Relations and Corporate Affairs
USA Cell: +1 857 241 7127
RSA Cell: +27 82 971 9238
Email: willie.jacobsz@goldfields.co.za
Media Enquiries
Sven Lunsche
Vice President: Corporate Affairs
Cell: +27 83 260 9279
Email: sven.lunsche@goldfields.co.za
ends

Notes to editors

About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable annualised production of 3.5 million gold equivalent ounces from eight operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months.
Gold Fields has total attributable gold equivalent Mineral Reserves of 80.6 million ounces and Mineral Resources of 217 million ounces. Gold
Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels
(NYX) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 10 September 2012
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
           Relations and Corporate Affairs